MANTHEY REDMOND CORPORATION

10940 Wilshire Boulevard, Suite 1600
Los Angeles, California 90024
(310) 443-4116

August 31, 2010

Peggy Fisher
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549

Re:	Manthey Redmond Corporation
Registration Statement on Form S-1
Letter of Comment dated July 23, 2010
File No. 333-161600

Ms. Fisher:

Manthey Redmond Corporation hereby requests acceleration of effectiveness of its registration statement on Form S-1, File no. 333-161600.  The Company requests qualification to be effective as of 9:00 a.m., Friday, September 3, 2010.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this registration statement effective.

Sincerely,
MANTHEY REDMOND CORPORATION

By	/s/ Steven Charles Manthey
President